SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes           No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  May 3, 2006

By:  /s/Andrew M. Archibald

 Andrew M. Archibald, C.A.,

 CFO and Secretary

NYSE SYMBOL: ITP

TSX SYMBOL: ITP

Intertape Polymer Group Inc. Will Appeal Patent Infringement Decision

Montréal, Québec and Bradenton, Florida – May 3, 2006 – Intertape Polymer Group Inc. (NYSE, TSX: ITP) today announced that  the U.S. District Court for the Middle District of Florida entered judgment against Intertape in the matter of LINQ Industrial Fabrics, Inc. v. Intertape Polymer Corp., et al., 8:03-CV-528-T-30MAP. This case deals with Linq’s allegations that Intertape Polymer Group’s patented NovaStat™, static dissipative FIBC’s, infringe three Linq patents.  Sales of this product represent less than one quarter of one percent of Intertape’s sales.

Intertape intends to vigorously appeal the decision of the lower court to the U.S. Court of Appeals for the Federal Circuit. This appeal will focus on alleged errors made in defining the scope and meaning of specific claims of the patents along with other contested rulings of the lower court. Intertape expects that the issues of willfulness and damages and Intertape’s counterclaims of patent misuse and antitrust violations will continue to be stayed during the appeal process. In addition, Intertape fully intends to take additional legal avenues available in regards to the validity of the LINQ patents.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use.  Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 3,000 employees with operations in 19 locations, including 14 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company’s SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.

FOR INFORMATION CONTACT:

J. B. Carpenter

Executive Vice President

Intertape Polymer Group Inc.

Tel.: 866-202-4713

E-mail:itp$info@itape.com

Web: www.intertapepolymer.com